UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Concord Medical Services Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

206277 105(1)
(CUSIP Number)

Jianyu Yang
Zheng Cheng
18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
People’s Republic of China
Telephone: +86 10 5957-5266

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer (the “Ordinary Shares”)

CUSIP Number: 206277 105

1.	Name of Reporting Persons Jianyu Yang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 825,932
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 825,932
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,596,808
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.7%[2]
14.	Type of Reporting Person (See instructions) IN

1.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

2.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017, and 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Hui Fu Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[3]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[4]
14.	Type of Reporting Person (See instructions) CO

3.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

4.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bi Zhang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[5]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[6]
14.	Type of Reporting Person (See instructions) IN

5.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Ms. Zhang and Mr. Jianyu Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of all the Ordinary Shares (including Ordinary Shares in the form of ADSs) beneficially owned by Morgancreek.

6.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Oakville Holdings Group Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[7]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[8]
14.	Type of Reporting Person (See instructions) CO

7.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

8.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Cherrylane Investments Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[9]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[10]
14.	Type of Reporting Person (See instructions) CO

9.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

10.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Zheng Cheng
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 825,932
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 825,932
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,596,808[11]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.7%[12]
14.	Type of Reporting Person (See instructions) IN

[11]	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

12.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017, and 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Jian Qian Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[13]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[14]
14.	Type of Reporting Person (See instructions) CO

13.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

14.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bluestone Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[15]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[16]
14.	Type of Reporting Person (See instructions) CO

15.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

16.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Morgancreek Investment Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[17]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.4%[18]
14.	Type of Reporting Person (See instructions) CO

17.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

18.	Percentage calculated based on 131,718,946 Ordinary Shares issued and outstanding as of February 9, 2017.

This Amendment No. 4 (this “Amendment”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Bi Zhang (“Ms. Zhang”), Oakville Holdings Group Limited (“Oakville”), Cherrylane Investments Limited (“Cherrylane”), Zheng Cheng (“Mr. Cheng”), Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with Mr. Yang, Hui Fu, Ms. Zhang, Oakville, Cherrylane, Mr. Cheng, Jian Qian and Bluestone, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2013 by Mr. Yang, Daketala International Investment Holdings Ltd. (“Daketala”), Mr. Cheng and CZY Investments Limited (“CZY”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 6, 2013 by Mr. Yang, Daketala, Hui Fu, Cherrylane, Mr. Cheng, CZY, Jian Qian, Bluestone and Morgancreek; (ii) Amendment 2 to Schedule 13D filed with the SEC on July 11, 2016 by the Reporting Persons; and (iii) Amendment 3 to Schedule 13D filed with the SEC on November 22, 2016 by the Reporting Persons (collectively, the “Prior Schedule 13Ds”). The Reporting Persons have entered into a joint filing agreement, dated as of February 9, 2017, a copy of which is attached hereto as Exhibit 99.1. Except as provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13Ds.

Item 1. Security and Issuer

No material change.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13Ds is hereby amended and supplemented by inserting the following at the end.

On February 9, 2017, Morgancreek, Jianyu Yang, Blue Ocean Structure Investment II Company Limited, a special purpose vehicle incorporated in the British Virgin Islands (“Blue Ocean SPV”) and wholly-owned by Blue Ocean Project Fund II, LP, a Cayman Islands exempted limited partnership (“Blue Ocean Fund”), which, in turn, is managed by Blue Ocean, and Blue Ocean Fund entered into a note subscription agreement (the “Blue Ocean Note Subscription Agreement”). Pursuant to the Blue Ocean Note Subscription Agreement, Blue Ocean SPV committed to subscribe to, which such subscription commitment is guaranteed by the Blue Ocean Fund, certain notes (the “Blue Ocean Notes”) to be issued by Morgancreek in an amount of no less than $56,650,000. The commitment is conditioned upon, among others, the Chairman executing a personal undertaking and guarantee regarding the repayment of the Blue Ocean Notes and the Proposed Transaction, including an exclusivity undertaking from the Chairman that he or his affiliates will not engage in any financing transaction similar to the Blue Ocean Notes for the Proposed Transaction with any third parties, other than potential bank lender(s) in senior debt financing for the Proposed Transaction, until September 30, 2017. The proceeds of the Blue Ocean Notes will be used to finance (i) the Share Purchases and (ii) redemption of $14,000,000 of the principal amount of the Notes. In addition, Blue Ocean SPV has an upsize option to subscribe to an additional $42,000,000 Blue Ocean Notes prior to the expiration of the Notes, the proceeds of which will be used to partially repay the Notes. Either party to the Blue Ocean Note Subscription Agreement may terminate the Blue Ocean Note Subscription Agreement if the closing of $56,650,000 principal amount of the Blue Ocean Notes fails to take place by March 6, 2017.

The Blue Ocean Notes have a term of four years, extendable at the option of Blue Ocean SPV to five years or six years, and bear interest rate at 6% per annum, which will be increased to 12% per annum upon the occurrence of certain events. In addition, both parties have an optional redemption right to redeem the Blue Ocean Notes upon the occurrence of certain events at the applicable IRRs.

The description of the Blue Ocean Note Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is attached hereto as Exhibit 99.2.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,596,808	45.7%	825,932	59,770,876	825,932	59,770,876
Hui Fu(2)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Ms. Zhang (3)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Oakville(4)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Cherrylane(5)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Mr. Cheng(6)	60,596,808	45.7%	825,932	59,770,876	825,932	59,770,876
Jian Qian(7)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Bluestone(8)	59,770,876	45.4%	—	59,770,876	—	59,770,876
Morgancreek(9)	59,770,876	45.4%	—	59,770,876	—	59,770,876

____________

* Percentages are calculated based on 131,718,946 Shares outstanding, and with respect to each person, including the Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date hereof. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship, Mr. Yang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(2)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(3)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Ms. Zhang and Mr. Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(4)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(5)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

(6)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 825,932 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date hereof. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

(7)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

(8)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

(9)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13Ds is hereby amended and supplemented by inserting the following at the end.

The Blue Ocean Notes, once issued, will be secured by first lien charges on approximately 34.0% of Ordinary Shares (including Ordinary Shares represented by ADSs) held or to be held by Morgancreek, including the (i) 8,240,760 Ordinary Shares held by Morgancreek; (ii) 13,086,350 Ordinary Shares to be acquired pursuant to the Carlyle SPA; (iii) 14,163,325 Ordinary Shares to be acquired pursuant to the Solar Honor SPA (which are pledged to Haitong pursuant to the Solar Share Mortgage and such mortgage will be released upon the redemption of $14,000,000 of the principal amount of the Notes pursuant to a supplemental agreement dated February 9, 2017 by and among Morgancreek and Haitong (the “Haitong Supplemental Agreement”); (iv) 4,660,976 ADSs held by Solar Honor (which are pledged to Haitong pursuant to the Solar Share Charge and such charge will be released upon the redemption of $14,000,000 of the principal amount of the Notes pursuant to the Haitong Supplemental Agreement), and (v) 8,062,864 Ordinary Shares held by Morgancreek (which are pledged to Haitong pursuant to Morgancreek Listco Share Mortgage and such Mortgage will be released upon the redemption of $14,000,000 of the principal amount of the Notes pursuant to the Haitong Supplemental Agreement); and are guaranteed by personal guarantees of Mr. Yang (together, the “Blue Ocean Collateral Package”).

The description of the Blue Ocean Collateral Package does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is attached hereto as Exhibit 99.2.

On February 9, 2017, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 9, 2017.

99.2	Blue Ocean Note Subscription Agreement date February 9, 2017, by and between Jianyu Yang, Morgancreek Investment Holdings Limited, Blue Ocean Structure Investment II Company Limited and Blue Ocean Project Fund II, LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

Jianyu Yang

/s/ Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Bi Zhang

/s/ Bi Zhang

Oakville Holdings Group Limited

By:	/s/ Bi Zhang
Name: Bi Zhang
Title: Director

Cherrylane Investments Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Zheng Cheng

/s/ Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Bluestone Holdings Limited

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 9, 2017.

99.2	Blue Ocean Note Subscription Agreement date February 9, 2017, by and between Jianyu Yang, Morgancreek Investment Holdings Limited, Blue Ocean Structure Investment II Company Limited and Blue Ocean Project Fund II, LP.